EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the reference to our firm under the caption “Experts” in the Pre-effective Amendment No. 3 to Form S-4 Registration Statement and related Prospectus of Ameris Bancorp and to the inclusion therein of: (i) our report dated March 20, 2013, relating to the consolidated balance sheets of The Prosperity Banking Company and its subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended; and (ii) our report dated April 16, 2012, relating to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
October 1, 2013